VIA EDGAR SUBMISSION

November 8, 2017

Mr. Craig Arakawa

Accounting Branch Chief

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hanesbrands Inc.

Form 10-K for the fiscal year ended December 31, 2016

Filed February 3, 2017

Form 8-K filed August 1, 2017

File No. 001-32891

Dear Mr. Arakawa:

On behalf of Hanesbrands Inc., a Maryland corporation (the “Company”), we are responding to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated October 31, 2017 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2016, which was filed with the Commission on February 3, 2017, and the Company’s Form 8-K, which was filed with the Commission on August 1, 2017.

For ease of reference in this letter, your comment appears in italics directly above the Company’s response.

Form 8-K Filed August 1, 2017

Exhibit 99.1

1.	We note that you provide non-GAAP financial measures for 2017 fiscal year financial guidance and third-quarter guidance on pages two and three of your press release. Please tell us why you have not provided quantitative reconciliations for your forward-looking non-GAAP financial measures. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response

The Company’s forward-looking non-GAAP financial measures for the third quarter and the fiscal year 2017, as stated in the Company’s press release attached as Exhibit 99.1 to the Company’s Form 8-K filed with the Commission on August 1, 2017 (the “Second Quarter

Earnings Release”), reflect the exclusion of acquisition-related and integration costs incurred during the first two quarters of fiscal 2017, as well as the acquisition-related and integration costs expected to be incurred in the third and fourth quarters of fiscal 2017. The Company referenced these exclusions under the heading “Note on Adjusted Measures and Reconciliation to GAAP Measures” on pages 4 and 5 of the Second Quarter Earnings Release and provided both the actual amount of pre-tax acquisition and integration-related charges excluded in the first two quarters of fiscal 2017 and the anticipated amount of pre-tax acquisition and integration charges to be incurred during the third quarter and the full fiscal year.

However, the Company acknowledges the Staff’s comment and will include in its future filings that provide forward-looking non-GAAP financial measures a quantitative reconciliation of such measures to the most directly comparable forward-looking GAAP financial measure. The Company will include this quantitative reconciliation when the information is available without unreasonable efforts, or if it is unable to do so, the Company will disclose that fact and will identify the unavailable information preventing the Company from presenting such reconciliation.

The following is the proposed quantitative reconciliation as if the Company had provided the requested information in the Second Quarter Earnings Release:

Table 6

HANESBRANDS INC.

Supplemental Financial Information

Reconciliation of GAAP Outlook to Adjusted Outlook

(Amounts in thousands, except per share amounts)

(Unaudited)

	Quarter Ended	Year Ended
	September 30, 2017	December 30, 2017
Operating profit outlook, as calculated under GAAP	$258,000 to $268,000	$845,000 to $895,000
Acquisition-related and integration charges	$16,000 to $18,000	$80,000 to $90,000

Operating profit outlook, as adjusted	$276,000 to $284,000	$935,000 to $975,000

Diluted earnings per share from continuing operations, as calculated under GAAP	$0.54 to $0.57	$1.70 to $1.82
Acquisition-related and integration charges, net of tax	$0.04 to $0.05	$0.21 to $0.23

Diluted earnings per share from continuing operations, as adjusted	$0.59 to $0.61	$1.93 to $2.03

* * * * *

We appreciate the Staff’s time and attention. I am available to discuss with you any of the above comments and our responses. I may be reached at 336-519-7010.

Sincerely,

/s/ Barry A. Hytinen

Barry A. Hytinen

Chief Financial Officer

cc:	Steve Lo, U.S. Securities and Exchange Commission

Gerald W. Evans, Jr., Chief Executive Officer, Hanesbrands Inc.

Joia M. Johnson, Chief Administrative Officer, General Counsel and Corporate Secretary, Hanesbrands Inc.